Mail Stop 4561

June 22, 2006

Dennis Polk
Chief Financial Officer and
Senior Vice President
Synnex Corporation
44201 Nobel Drive
Fremont, CA 94538

> **Re:** **Synnex Corporation**
> **Form 10-K for the Fiscal Year Ended**
> **November 30, 2005**
> **Filed February 13, 2006**
> **Forms 8-K filed January 11, 2006 and March 23, 2006**
> **File No. 001-31892**

Dear Mr. Polk:

We have reviewed your response to our letter dated May 9, 2006 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended November 30, 2005

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 56

1.   Please refer to question 1 in our letter dated May 9, 2006. We note in your response that because collectibility is not reasonably assured until the contractor provides the monthly maintenance and support services, you are recognizing

revenue related to the contract on a straight-line basis over the term of the contract as the contractor provides the services and as the monthly payments become due. It is unclear from your response whether the Company's pattern of recognizing revenue on a straight line basis over the term of the contract is representative of how the Mexican Government is making payments under the terms of this contract. Tell us whether, pursuant to the terms of the contract, the Mexican government is obligated to make equal monthly payments as the services are rendered by the contractor. If the monthly payments are not equal throughout the term of the contract, then provide the schedule of monthly payment amounts for each period throughout the term of the contract and explain how the Company has determined that recognizing revenue on a straight-line basis (versus recognizing revenue as payments become due) is appropriate.

Forms 8-K Filed January 11, 2006 and March 23, 2006

2.   Please refer to comment 3 in our letter dated May 9, 2006. We have reviewed your response and note in your proposed disclosure the reference to your "core" continuing business in order to assess performance. Explain what you mean by "core" continuing business. If you intend to use this terminology in your future Forms 8-K, ensure that it is adequately defined and explain how you determined that the excluded items were representative of your "core" continuing business.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief